Filed by Merry Land Properties, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Merry Land Properties, Inc.
Commission File No.: 000-29778

Merry Land Properties and Cornerstone Realty
Announce Merger Agreement

        RICHMOND, Va. and AUGUSTA, Ga.---- Cornerstone Realty Income Trust, Inc. (NYSE: TCR) and Merry Land Properties, Inc. (NASDAQ: MRYP) today announced that they have entered into a merger agreement in which Merry Land Properties will merge with and into a wholly-owned subsidiary of Cornerstone. The principal assets of Merry Land include nine apartment communities, a third-party property management business, undeveloped apartment land and ownership interests in two joint ventures—one owning an existing apartment property and the other owning apartment development land. Upon the closing of the merger, which is expected in the second quarter of 2003, Cornerstone will own 90 apartment communities, containing 23,360 apartment homes in major markets throughout the Southeast and Texas.

        The merger will significantly enhance Cornerstone’s Southern presence, adding direct ownership of nine apartment properties, containing 1,966 apartment homes, in Charleston, South Carolina and Savannah, Georgia. In addition, the transaction will provide Cornerstone with the opportunity to use its current property management expertise to enhance shareholder value by expanding Merry Land’s existing third-party property management business.

        The proposed transaction will be structured as a tax-free merger and is subject to approval by Merry Land’s shareholders. The total consideration for the transaction is approximately $136 million. It consists of equity in the form of Cornerstone stock with a transaction value of approximately $42 million and the assumption by Cornerstone of existing Merry Land debt totaling approximately $94 million. The equity consideration consists of 1.818 Cornerstone common shares and 0.220 Cornerstone Series B Convertible Preferred Shares for each issued and outstanding share of Merry Land common stock. The Series B Shares will be voting shares of Cornerstone but will not pay dividends until converted into Cornerstone common shares upon the completion of Merry Land’s Merritt at Whitemarsh project in Savannah, Georgia.

        “We are extremely excited about acquiring high-quality assets that will significantly increase the size of our portfolio,” said Glade M. Knight, Cornerstone’s chairman and chief executive officer. “The merger will substantially increase our presence in Charleston and establish Savannah as a new Cornerstone market. Charleston and Savannah are strong secondary markets with excellent employment and population growth prospects. In addition, some of the assets being acquired are new Class A communities that I believe are among the highest quality properties in these two markets.”

         W. Tennent Houston, chairman and chief executive officer of Merry Land, commented: ”We are extremely pleased with the proposed transaction with Cornerstone. The transaction will provide Merry Land's shareholders with an opportunity to participate in Cornerstone's existing operations and future growth prospects in many of the South's most dynamic markets. In addition, the proposed transaction is expected to provide Merry Land's shareholders with significant benefits--a premium over the current trading prices of Merry Land's common shares, an attractive dividend and significant liquidity--in a tax-free transaction.”

        In conjunction with the merger, Cornerstone will enter into development agreements with a newly formed private company, Merry Land & Investment Company, LLC for the development of three additional Class A communities in Savannah and Charleston. One of the new developments will be a second phase to an existing property. The principals of Merry Land & Investment Company are current executives of Merry Land. They have substantial experience and a successful development track record in the coastal markets of Charleston and Savannah. In addition, Merry Land & Investment Company will acquire certain commercial real estate properties, development land and land subject to clay leases from Merry Land, on or before the closing of the merger for aggregate consideration of approximately $7.4 million including assumed indebtedness.

        Cornerstone has agreed to nominate one person from the Merry Land management team to its Board of Directors. The proposed transaction may be terminated, at the option of Merry Land, if the closing price of Cornerstone’s common shares is below $6.50 per share for 10 of any 30 consecutive trading days prior to the consummation of the merger. The merger will be accounted for under the purchase method of accounting and is being structured as a tax-free merger, with the receipt of acceptable tax opinions a condition of closing.

        In connection with the proposed merger, Cornerstone intends to file a registration statement with the Securities and Exchange Commission that will contain the prospectus of Cornerstone relating to the securities to be issued as consideration in the merger and the proxy statement of Merry Land relating to the special meeting at which the proposed merger will be considered and voted upon by Merry Land’s shareholders, as well as other relevant documents concerning the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus, along with any other documents filed with the SEC, when they become available, because they will contain important information. You will be able to obtain a free copy of the registration statement, including the exhibits filed therewith, at the SEC’s website at www.sec.gov. In addition, you may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge by requesting them from Cornerstone, in writing, at Cornerstone Realty Income Trust, Inc., Attention: Mark M. Murphy, 306 East Main Street, Richmond, Virginia 23219, or by telephone at (804) 643-1761; or from Merry Land, in writing, at Merry Land Properties, Inc., Attention: Dorrie E. Green, 209 Seventh Street, Suite 300, Augusta, Georgia 30901, or by telephone at (706) 722-6756.

        Merry Land, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Merry Land shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Merry Land may have in the transaction will be available in the proxy statement/prospectus.

Forward Looking Statements

        Certain statements contained herein constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Cornerstone or Merry Land to be materially different from results expressed or implied by such forward-looking statements. Such factors include, among other things, risks associated with the completion of the merger, risks associated with the unanticipated adverse business developments affecting Cornerstone or Merry Land, adverse changes in the real estate markets, and local as well as general economic and competitive factors. In addition, the timing and amounts of distributions to common shareholders are within the discretion of Cornerstone’s board of directors. There is no assurance that planned events or results will be achieved.

Cornerstone Corporate Profile

        Cornerstone Realty Income Trust, Inc. (NYSE:TCR) is a fully integrated, self-managed and self-advised real estate company that has operated as a real estate investment trust (REIT) since 1993. The company focuses on the ownership and management of multifamily communities in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently Cornerstone owns 81 apartment communities with 21,394 units. Cornerstone is headquartered in Richmond, Va. and its common stock trades on the New York Stock Exchange under the symbol “TCR”. For more information about Cornerstone, visit the company’s web site at www.cornerstonereit.com.

Merry Land Corporate Profile

        Merry Land Properties, Inc. is a publicly traded company whose shares are listed on the NASDAQ under the symbol “MRYP”. The company engages in the business of buying, developing, renovating and managing apartment properties for itself and others. Merry Land currently owns direct interests in nine apartment communities, land for the development of three additional apartment communities, joint venture interests in one existing apartment community and one apartment development parcel, three commercial properties, commercial development land, and land subject to clay leases, in Georgia, South Carolina and Florida. For more information about Merry Land, visit the company’s web site at www.merryland.com.

Additional Information Concerning the Merger and Where You Can Find It

        In connection with the proposed merger, Cornerstone intends to file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by Cornerstone and Merry Land with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from Cornerstone and Merry Land.

        Merry Land, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Merry Land shareholders in favor of the proposed merger. A description of any interests that the directors and executive officers of Merry Land may have in the transaction will be available in the proxy statement/prospectus.